Microsoft Word 11.0.5604;UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                             Commission File Number:
                           NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-KSB   [ ] Form 20-F  [ ] Form 11-K  [x] Form 10-QSB  [ ] Form  N-SAR

                  For  Period  Ended:  June 30, 2004

                  [ ]  Transition  Report  on  Form  10-KSB
                  [ ]  Transition  Report  on  Form  20-F
                  [ ]  Transition  Report  on  Form  11-K
                  [ ]  Transition  Report  on  Form  10-QSB
                  [ ]  Transition Report on Form N-SAR

                  For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      Part I - Registrant Information
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      GENETHERA INC.
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      Full Name of Registrant HAND BRAND DISTRIBUTION, INC.
      --------------------------------------------------------------------
      Former Name if Applicable
      3930 YOUNGFIELD BLVD
      --------------------------------------------------------------------
      Address of Principal Executive Office (Street and Number)
      Wheat Ridge, CO 80033
      --------------------------------------------------------------------
City, State and Zip Code

      Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

      Part III - Narrative

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

GeneThera, Inc. has announced that its Independent Auditors have been instructed by the PCAOB to restate the Company's 10-K for Fiscal Year 2003 as well as its 10QSB for the first quarter of Fiscal Year 2004 . The Inspectors commented that, based on prior years financial statements and in the fact that GeneThera has no revenue, they believe that the financial statements of GeneThera's subsidiary will be material to the Consolidated Financial Statements of the Company and consequently they will have to be consolidated. Without unreasonable effort or expense, the Auditors cannot restate and amend the filings prior to being able to complete the current quarter's 10QSB.

The registrant will file the Form 10-Q Report for the three month period ended June 30, 2004, on or before August 20, 2003.

      Part IV - Other Information

(1) Name and telephone number of person to contract in regard to this notification.


Steven M. Grubner          303                    463-6371
-----------------------   --------------------    ------------------------------
(Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x]  Yes           [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes          [x]   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GENETHERA INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 13,  2004                         By: /s/ Steven M. Grubner
                                                    ----------------------
                                                Steven M. Grubner.
                                                Chief Financial Officer